                               UBS Securities LLC
                                 299 Park Avenue
                          New York, New York 10171-0026

                                                                 October 9, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      RE:   SP ACQUISITION HOLDINGS, INC.
            REGISTRATION STATEMENT ON FORM S-1 (SEC FILE NO. 333-142696)

Ladies and Gentlemen:

      In connection with the above-referenced Registration Statement, we hereby withdraw our acceleration request in a letter to you dated October 1, 2007. In accordance with Rule 461 under the Securities Act of 1933, as amended (the
"Act"), we hereby join in the request of SP Acquisition Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on October 10, 2007 or as soon thereafter as practicable.

      Pursuant to Rule 460 under the Act, please be advised that between
September 24, 2007 and October 9, 2007, the undersigned effected a distribution of approximately 2,430 copies of the Preliminary Prospectus dated September 24,
2007 (the "Preliminary Prospectus") to underwriters and dealers.

      In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

      Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

                            [Signature Page Follows]

                              Very truly yours,

                              UBS Securities LLC
                              Ladenburg Thalmann & Co. Inc.,
                                 as Representatives for the several Underwriters

                              By: UBS Securities LLC,
                                  on behalf of the Representatives

                                  /s/ Halle Benett
                                  ----------------------------------------------
                                  Name: Halle Benett
                                  Title:  Managing Director

                                  /s/ Christopher Gastelu
                                  ----------------------------------------------
                                  Name: Christopher Gastelu
                                  Title:  Executive Director